BB&T Corporation

200 West Second Street

Winston-Salem, North Carolina 27101

November 26, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

RE:	BB&T Corporation
Registration Statement on Form S-4
File No. 333-199168

Dear Ms. Hayes:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BB&T Corporation (“BB&T”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-199168) (the “Registration Statement”) so that it may become effective at 4:00 p.m., Eastern time, on Tuesday, December 2, 2014, or as soon as practicable thereafter.

In connection with this request, BB&T acknowledges the following:

1. Should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve BB&T from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3. BB&T may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew M. Guest of Wachtell, Lipton, Rosen & Katz at (212) 403-1341 or by email at MGuest@wlrk.com with any questions you may have concerning this request. In addition, please notify Mr. Guest when this request for acceleration has been granted.

[signature page follows]

Sincerely,

BB&T CORPORATION

By:	/s/ Daryl N. Bible
Daryl N. Bible
Senior Executive Vice President and Chief Financial Officer

cc:	Matthew M. Guest, Wachtell, Lipton, Rosen & Katz